SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               Electrosource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   286150 20 6
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 John F. McCabe
                             BDM International, Inc.
                                  1501 BDM Way
                             McLean, Virginia 22102
                                 (703) 848-5000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)






                                December 19, 1997
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
            Schedule 13D, and is filing this schedule because of Rule
                    13d-1(b)(3) or (4), check the following:

                                  SCHEDULE 13D

---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BDM International, Inc.                                I.D. # IE 54-1561881
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                         (b)

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
---- ---------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----- -------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         499,304 shares
               --------- -------------------------------------------------------
NUMBER            8      SHARED VOTING POWER
OF
SHARES                   0 shares
BENEFICIALLY   --------- -------------------------------------------------------
OWNED BY          9      SOLE DISPOSITIVE POWER
EACH
REPORTING                 499,304 shares
PERSON WITH    --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0 shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     499,304 shares
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.0%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         This Statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of Electrosource, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2809 Interstate 35 South, San Marcos, Texas 78666.

Item 2. Identity and Background.
         (a) This Statement is filed by BDM International, Inc., a Delaware corporation ("BDM"). BDM became a wholly owned subsidiary of TRW Inc., an Ohio corporation ("TRW"), on December 29, 1997.
         (b) The address of the principal business and principal office of BDM is 1501 BDM Way, McLean, Virginia 22102. The address of the principal business and principal office of TRW is 1900 Richmond Road, Cleveland, Ohio 44124.
         (c) BDM provides systems integration and computer services to the public sector and commercial customers. TRW provides advanced technology products and services for the automotive and space and defense markets.
         (d) Neither BDM nor, to the knowledge of BDM, TRW or any director or executive officer of BDM or TRW, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
         (e) Neither BDM nor, to the knowledge of BDM, TRW or any director or executive officer of BDM or TRW, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (a) - (f) Attached and incorporated herein by reference is Schedule 2(c), which sets forth certain information relating to the directors and executive officers of each of BDM and TRW.

Item 3.  Source and Amount of Funds or Other Consideration.
         BDM's initial acquisition of 10,000 shares of Common Stock occurred in early 1995 in consideration for the sale to the Company of its ownership interest in a battery technology company which was then owned jointly by BDM and the Company. In connection with such sale, pursuant to the Asset and Technology License Agreement, dated as of January 31, 1995, between BDM and the Company (the "License Agreement"), (i) in consideration for the sublicense and certain technology relating to the production, support and marketing of advanced batteries, the Company agreed to issue to BDM 169,999.2 shares of Common Stock in thirty-six monthly installments of 4,722.2 shares each and (ii) in consideration for the sublease of certain assets related thereto, the Company agreed to make certain cash payments to BDM. Pursuant to its terms, the License Agreement may be renewed and extended by the Company upon the issuance to BDM of 20,000 shares of Common Stock. On December 19, 1997, BDM and the Company amended the License Agreement, in part, to provide for the immediate issuance by the Company of shares of Common Stock to BDM with a value of $766,967 in lieu of certain cash payments payable thereunder.

Item 4.  Purpose of Transaction.
         The Shares (as defined below) were acquired for the purpose of investment. BDM intends to review on a continuing basis its investment in the Common Stock and take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, acquiring additional shares of Common Stock pursuant to the License Agreement or otherwise. BDM could also determine to dispose of the Shares, in whole or in part, at any time, subject to compliance with applicable securities laws. Any such decision would be based on an assessment by BDM of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Common Stock, the condition of the securities markets, general economic and industry conditions and other opportunities available to BDM. Any purchases or dispositions of shares of Common Stock may be effected through open market purchases or other types of transactions.
         Except as set forth in the preceding paragraph or in Item 3 hereof, BDM does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
     (a) The information given in this Statement is based on 4,152,807 shares of outstanding Common Stock as of November 10, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.
         BDM beneficially owns 499,304 shares of Common Stock (the "Shares"), which represents 12.0% of the outstanding Common Stock. TRW and the directors and executive officers of each of BDM and TRW disclaim beneficial ownership of the Shares.
         Philip A. Odeen beneficially owns five hundred (500) shares of Common Stock, which represents less than one percent (1%) of the outstanding Common Stock.
         Except as set forth above, to the knowledge of BDM, neither TRW nor any director or executive officer of BDM or TRW beneficially owns any shares of Common Stock.
     (b) BDM has sole voting and dispositive power with respect to the Shares. Mr. Odeen has sole voting and dispositive power with respect to the shares of Common Stock held by him.
     (c) On November 5, 1997, BDM acquired 29,444 shares of Common Stock pursuant to the License Agreement, 20,000 shares of which were issued in connection with the renewal and extension thereof. On December 19, 1997, BDM acquired 299,304 shares of Common Stock pursuant to an amendment thereto, as described in Item 3 hereof. Such number was determined based on the latest available closing price for the Common Stock as reported by the Nasdaq Stock Market, or $2-9/16 per share.

         Except as set forth above, neither BDM nor, to the knowledge of BDM, TRW or any directors or executive officer of BDM or TRW engaged in any such transactions within the past 60 days.

         (d)      Not applicable.
         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         See Item 3 hereof.

Item 7.  Material to be Filed as Exhibits.
         None.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 1998

                             BDM INTERNATIONAL, INC.



                             By: /s/ John F. McCabe
                                 John F. McCabe
                            Corporate Vice President
                               and General Counsel



382139

                                                                SCHEDULE 2(c)
         1. Directors and Executive Officers of BDM. The name, business address and present principal occupation or employment of each director and executive officer of BDM and certain other information are set forth below. The business address of each such director and executive officer is 1501 BDM Way, McLean, Virginia 22102. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with BDM or a unit or subsidiary thereof. All directors and executive officers listed below are citizens of the United States.


Name                                  Present Principal Occupation or Employment

------------------------------------------- ------------------------------------
C. Thomas Faulders, III............   Executive Vice President, Treasurer and
                                      Chief Financial Officer.
David B. Goldston..................   Director
Thomas A. Grissen..................   Senior Vice President of BDM and President
                                      of State and Local Systems unit.
William C. Hoover..................   Executive Vice President of BDM and
                                      President of Federal Systems unit.
William B. Lawrence................   Director
Philip A. Odeen....................   President, Chief Executive Officer and
                                      Director.
David L. Patterson.................   President of Integrated Supply Chain unit.
Helen M. Seltzer...................   Corporate Vice President of BDM and
                                      President of BDM Technologies.
Dr. William E. Sweeney, Jr. .......   Chairman of the Board of BDM Europe,
                                      General Manager and Chairman of the
                                      Management Board of IABG Holding GmbH, and
                                      Director.
Kathleen A. Weigand................   Director
Roy V. Woodle......................   President of Enterprise Management
                                      Services unit and President and
                                      Chief Executive Officer of Vinnell.

     2. Directors and Executive Officers of TRW. The name, business address and present principal occupation or employment of each director and executive officer of TRW and certain other information are set forth below. The business address of each such director and executive officer is 1900 Richmond Road, Cleveland, Ohio 44124. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with TRW. All directors and executive officers listed below are citizens of the United States, except that Dr. Blankenstein is a citizen of Germany and Dr. Hahn is a citizen of Austria.

Name                                  Present Principal Occupation or Employment
------------------------------------------- ------------------------------------

Michael H. Armacost................   Director of TRW and President of the
                                      Brookings Institution.
Martin Feldstein...................   Director of TRW, Professor of Economics at
                                      Harvard University and President and
                                      Chief Executive Officer of the National
                                      Bureau of Economic Research.
Robert M. Gates....................   Director of TRW, consultant, author,
                                      lecturer and former Director of Central
                                      Intelligence of the United States.
Joseph T. Gorman...................   Director, Chairman of the Board and Chief
                                      Executive Officer.
Carl H. Hahn.......................   Director of TRW and former Chairman of the
                                      Board of Volkswagen AG.
George H. Heilmeier................   Director of TRW and Chairman Emeritus of
                                      Bell Communications Research Inc.
                                      (Bellcore).
Peter S. Hellman...................   Director, President and Chief Operating
                                      Officer.
Karen N. Horn......................   Director of TRW and Senior Managing
                                      Director and Head of International
                                      Private Banking of Bankers Trust New York
                                      Corporation.
E. Bradley Jones...................   Director of TRW and former Chairman and
                                      Chief Executive Officer of Republic Steel
                                      Corporation and its successor LTV Steel
                                      Company.
William S. Kiser...................   Director of TRW and Vice Chairman and
                                      Chief Medical Officer of Primary Health
                                      Systems, Inc.

David B. Lewis.....................   Director of TRW and Chairman of the Board
                                      of Lewis & Munday, a Detroit law firm.
James T. Lynn......................   Director of TRW and senior advisor to
                                      Lazard Freres & Co. LLC, investment
                                      bankers.
Lynn M. Martin.....................   Director of TRW, Chair of Deloitte &
                                      Touche's Council on the Advancement of
                                      Women and advisor to the firm and Davee
                                      Chair at the J.L. Kellogg Graduate School
                                      of Management, Northwestern University.
John D. Ong........................   Director of TRW and Chairman Emeritus of
                                      The BFGoodrich Company.
Richard W. Pogue...................   Director of TRW and senior advisor to Dix
                                      & Eaton, a public relations firm.
Bernd Blankenstein.................   Executive Vice President and General
                                      Manager of TRW Steering, Suspension &
                                      Engine Group.
Timothy W. Hannemann...............   Executive Vice President and General
                                      Manager of TRW Space & Electronics Group.
Howard V. Knicely..................   Executive Vice President of Human
                                      Resources and Combinations.
William B. Lawrence................   Executive Vice President of General
                                      Counsel and Secretary.
Carl G. Miller.....................   Executive Vice President and Chief
                                      Financial Officer.
James S. Remick....................   Executive Vice President and General
                                      Manager of TRW Occupant Restraint Systems
                                      Group.
Peter Staudhammer..................   Vice President of Science & Technology.
John P. Stenbit....................   Executive Vice President and General
                                      Manager of TRW Systems Integration Group.
Ronald D. Sugar....................   Executive Vice President and General
                                      Manager of TRW Automotive Electronics
                                      Group.

                             BDM International, Inc.
                                  1501 BDM Way
                           McLean, Virginia 22102-3204




January 2, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Schedule 13D of BDM International, Inc.
                  ---------------------------------------

Ladies and Gentlemen:

On behalf of BDM International, Inc. ("BDM"), I transmit herewith for filing, in electronic format via EDGAR, BDM's Schedule 13D relating to the ownership of voting common stock, par value $1.00 per share, of Electrosource, Inc. (the "Issuer").

By copy of this letter, one copy of the Schedule 13D has been sent to the Issuer at its principal executive office by certified mail and facsimile via telephone.

If you have any questions, please contact the undersigned at (703) 848-5224.

                                Very truly yours,

                               /s/ John F. McCabe

                               Corporate Vice President and
                               General Counsel



Enclosure

cc:  Electrosource, Inc.